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                            OnCure Technologies Corp.
                       610 Newport Center Drive, Suite 350
                             Newport Beach, CA 92660


                                                 March 10, 2003


VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



Mail Stop 3-9

         Re: Registration Statement on Form SB-2 (the "Registration Statement") of OnCure Technologies Corp. (the "Company")
                  --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Security Act"), the Company hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be included in the Company's file for the Registration Statement.

         The withdrawal of the Registration Statement is requested on the grounds that the offer and sale of the 11,874,542 shares of common stock, $.001 par value per share, of the Company ("Common Stock") by the selling stockholders named therein could no longer be effected pursuant to the Registration Statement due to the fact that the Registration Statement has not been amended to update the information included therein since the Registration Statement was declared effective on October 19, 2001. It should be noted that none of the selling stockholders named in the Registration Statement has: (i) sold any shares of Common Stock in connection with the offering covered by the Registration Statement, (ii) notified the Company that it intends to sell shares of Common Stock in connection with the offering covered by the Registration Statement, or
(iii) even received a copy of the prospectus relating to the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the outdated Registration Statement is consistent with the public interest and the protection of investors.

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Securities and Exchange Commission
March 10, 2003
Page 2


         Should you have any questions or comments, please do not hesitate to contact Scott M. Zimmerman, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to the Company, at (212) 891-9379.

                                       Very truly yours,



                                       ONCURE TECHNOLOGIES CORP.



                                       By: /s/ Jeffrey A. Goffman
                                          --------------------------------------
                                           Jeffrey A. Goffman
                                           President and Chief Executive Officer

cc:      Scott M. Zimmerman, Esq.